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EXHIBIT 99.(a)(1)(H)

[FORM OF ANNOUNCEMENT TO ELIGIBLE PARTICIPANTS]

TO:    [Eligible Participants]

FROM:    Mary Lynn Schwartz

DATE:    May 7, 2003

RE:    NEWS REGARDING YOUR TESSCO STOCK OPTIONS

Today we are announcing an opportunity for TESSCO team members that hold eligible stock options. In addition to the attached documents which discuss this opportunity in detail, a brief meeting will be held via teleconference on May 8 at                  . You may participate in the meeting by calling (      )                and giving your name to the operator. Remember that this teleconference is only for eligible TESSCO stock option holders.

Mary Lynn Schwartz
 Schwartz@tessco.com

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[FORM OF ANNOUNCEMENT TO ELIGIBLE PARTICIPANTS]